        As filed with the Securities and Exchange Commission on January 21, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 5)

CHOICE ONE COMMUNICATIONS INC.
(Name of Subject Company — — Issuer)

CHOICE ONE COMMUNICATIONS INC.
(Name of Filing Person — — Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
ISSUED UNDER THE CHOICE ONE COMMUNICATIONS INC. 1998 EMPLOYEE STOCK OPTION PLAN
(May 2000 Restatement)
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

AJAY SABHERWAL
EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
CHOICE ONE COMMUNICATIONS INC.
100 CHESTNUT STREET, SUITE 600
ROCHESTER, NEW YORK 14604
TELEPHONE: 585-246-4231

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

COPIES TO:

Deborah McLean Quinn
Nixon Peabody LLP
Clinton Square, Suite 1300
Rochester, New York 14604
585-263-1307
Facsimile: 585-263-1600

/ X /	CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0- 11(a) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $57.96 FORM OR REGISTRATION NO. 005-59487	FILING PARTY: Choice One Communications Inc. DATE FILED: December 19, 2002
/ /	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
STATEMENT RELATES:

/ / / X / / / / /	Third-party tender offer subject to Rule 14d-1. Issuer tender offer subject to Rule 13e-4. Going-private transaction subject to Rule 13e-3 Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
RESULTS OF THE TENDER OFFER:       /  /

        This Amendment No. 5 amends and supplements the Tender Offer Statement of Choice One
Communications Inc. (“Choice One”) on Schedule TO, as amended, to add the Exhibits described below.

ITEM 12. EXHIBIT NUMBER	EXHIBITS DESCRIPTION
99.23 99.24	(a)(1). Form of Reminder E-mail Message to Eligible Colleagues Regarding Next to the Last Day to Exchange.*

(a)(1). Form of Reminder E-mail Message to Eligible Colleagues Regarding Last Day to Exchange.*

*Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003

CHOICE ONE COMMUNICATIONS INC. By: /s/Ajay Sabherwal Name: Ajay Sabherwal Title: Executive Vice President, Finance and Chief Financial Officer